MTS Calls 2012 Annual Shareholders Meeting

Ra’anana, Israel –September 9, 2012 – MTS – Mer Telemanagement Solutions Ltd. (Nasdaq Capital Market: MTSL), a global provider of business support systems (BSS) for comprehensive telecommunication management, telecommunications expense management (TEM) solutions and customer care & billing (CC&B) solutions, today announced that it has scheduled its 2012 annual shareholders meeting to be held on Wednesday, October 24, 2012 at 10:30 a.m. (Israel time) at the Company’s offices at 14 Hatidhar Street, Ra’anana, Israel.

The agenda of the shareholders meeting is as follows:

1.	To reelect six directors (Chaim Mer, Isaac Ben-Bassat, Roger Challen, Steven J. Glusband, Yaacov Goldman and Lior Salansky) for terms expiring at our 2013 Annual General Meeting of Shareholders and when their successors are elected and qualified;

2.	To ratify and approve the terms of service of Mr. Roger Challen, a member of our Board of Directors;

3.	To ratify and approve the reappointment of Kost Forer Gabbay & Kasierer, registered public accountants, a member of Ernst & Young Global, as our independent registered public accountants for the year ending December 31, 2012, and to authorize our Board of Directors to delegate to the Audit Committee the authority to fix such independent registered public accountants’ compensation in accordance with the volume and nature of their services; and

4.	To review and discuss our auditor’s report and consolidated financial statements for the year ended December 31, 2011

Shareholders of record at the close of business on September 14, 2012 will be entitled to notice of and to vote at the meeting. Proxy statements describing the proposals on the agenda and proxy cards for use by shareholders that cannot attend the meeting in person will be sent by mail, on or about September 19, 2012, to the Company’s shareholders of record and to shareholders that hold shares through brokers, bank trustees or nominees. The Company will also furnish the proxy statement to the Securities and Exchange Commission on Form 6-K.

You can vote either by mailing in your proxy or in person by attending the meeting. If voting by mail, the proxy must be received by our transfer agent or at our registered office in Israel at least forty-eight (48) hours prior to the appointed time of the meeting to be validly included in the tally of ordinary shares voted at the annual general meeting. If you attend the meeting, you may vote in person and your proxy will not be used. Detailed proxy voting instructions will be provided both in the Proxy Statement and on the accompanying proxy card.

An affirmative vote of the holders of a majority of the ordinary shares represented at the meeting, in person or by proxy, entitled to vote and voting thereon, is required to approve the proposals under Items 1-3. Item 4 will not require a vote of the shareholders.

Shareholders wishing to express their position on an agenda item may do so by submitting a written statement to our offices at the above address no later than September 24, 2012.

About MTS

Mer Telemanagement Solutions Ltd. (MTS) is a worldwide provider of innovative products and services for comprehensive telecom expense management (TEM) and enterprise mobility management (EMM) solutions, telecom billing solutions used by telecommunication service providers and mobile virtual network operators and enablers (MVNO/MVNE) solutions used by mobile service providers. MTS shares are traded on the NASDAQ Capital Market (symbol MTSL). For more information please visit the MTS web site: www.mtsint.com.

Company Contact:

Alon Mualem

CFO

Tel: +972-9-7777-540

Email: Alon.Mualem@mtsint.com